Exhibit 99.1

Press Release

Sanofi to acquire Vigil Neuroscience, Inc., adding a new investigational medicine to treat Alzheimer’s disease to the neurology pipeline

Paris, May 22, 2025. Sanofi announced today that it has entered into an agreement to acquire Vigil Neuroscience, Inc. (“Vigil”), a publicly traded clinical-stage biotechnology company focused on developing novel therapies for neurodegenerative diseases. This acquisition in neurology, one of Sanofi’s four strategic disease areas, enhances Sanofi’s early-stage pipeline and includes VG-3927, which will be evaluated in a phase 2 clinical study in Alzheimer’s disease. VG-3927 is an oral small molecule TREM2 agonist. Activating TREM2 is expected to enhance the neuroprotective function of microglia in Alzheimer’s disease.

Houman Ashrafian, MD, PhD

Head of Research and Development, Sanofi

“This acquisition is fully supporting Sanofi’s strategic focus on neurology and on advancing science and leveraging our expertise in immunology to solve areas of critical unmet need. TREM2 represents a compelling target at the intersection of immune dysregulation and neurodegeneration, particularly in people living with Alzheimer’s because they face devastating cognitive decline with limited treatment options. Vigil’s expertise is complementary to our capabilities in neurology and reinforces our dedication to developing innovative medicines to improve people’s lives. Vigil’s team are a welcome addition, and we look forward to working with them and the patient community.”

Ivana Magovčević-Liebisch, PhD, JD

President & Chief Executive Officer, Vigil

“We are incredibly proud of the extraordinary and diverse team at Vigil and the progress we have made in developing innovative TREM2-based therapeutics. We look forward to joining forces with Sanofi’s team to leverage Sanofi’s resources, broad platform and far-reaching network to fully unlock and accelerate the development of VG-3927 for the potential treatment of Alzheimer’s disease – a devastating disease with significant unmet need.”

In neurodegenerative diseases such as Alzheimer’s disease, microglial activation is dysregulated, leading to debris accumulation, chronic inflammation and neurodegeneration in the central nervous system. Activation of TREM2 has shown to promote the migration of microglial cells to sites of injury, enhance their capability for phagocytosis, proliferation, and survival. Consequently, this facilitates the prevention of neural degeneration that is frequently associated with adult-onset neurodegenerative diseases.

Currently approved therapies for Alzheimer’s disease do not stop or reverse the disease progression and there are stringent eligibility requirements for treatment. There is a critical need to develop more efficacious, safer, and convenient options for people living with Alzheimer’s disease.

In June 2024, Sanofi made a $40 million strategic investment in Vigil that included the exclusive right of first negotiation for an exclusive license, grant, or transfer of rights to research, develop, manufacture, and commercialize VG-3927. This acquisition is a testament to Sanofi’s proactive approach in equity investments to secure greater optionality in addressing critical healthcare challenges. By strategically investing in promising ventures like Vigil, Sanofi demonstrates how its forward-looking strategies are translating into tangible advancements in the neurology pipeline and reinforcing a commitment to innovation.

VGL101, Vigil’s second molecule program, is not being acquired by Sanofi.

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Financial considerations

Under the terms of the merger agreement, Sanofi and Vigil have agreed to the following:

•	Sanofi will acquire all outstanding common shares of Vigil for $8 per share in cash at closing, representing an equity value of approximately $470 million (on a fully diluted basis)

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In addition, Vigil’s shareholders will receive a non-transferrable contingent value right (CVR) per Vigil share, which will entitle its holder to receive a deferred cash payment of $2, conditioned upon the first commercial sale of VG-3927.

To demonstrate their commitment to the transaction, Bruce Booth, Atlas Ventures, and CEO Ivana Magovčević-Liebisch have signed voting and support agreements in favor of the deal. The shares subject to these agreements represent a total of approximately 16.2% of Vigil’s total common shares outstanding.

The closing of the acquisition is subject to other conditions customary for such a transaction, including the approval of holders of a majority of the outstanding shares of Vigil common stock, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions.

The companies expect the transaction to close in Q3 2025. The acquisition will not have an impact on Sanofi’s financial guidance for 2025.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | +1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | +1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

This press release contains forward-looking statements regarding the potential acquisition of Vigil within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Sanofi’s and Vigil’s ability to complete the acquisition on the proposed terms or on the proposed timeline or at all, including the receipt of required regulatory approvals, the risk that Vigil stockholder approval of the transaction may not be obtained, the risk that the other conditions to the closing of the transactions may not be satisfied, the possibility that competing offers will be made, the risks that the milestone related to the contingent value rights will not be achieved, the risk of securityholder litigation relating to the proposed acquisition, including resulting expense or delays, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including

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uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related to Sanofi’s and Vigil’s respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) and the Autorité des marchés financiers made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024 and its other filings with the SEC and the current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K and other filings with the SEC filed by Vigil with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi and Vigil do not undertake any obligation to update or revise any forward-looking information or statements.

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